EXHIBIT (e)(12)
MEMORANDUM OF UNDERSTANDING
     The plaintiffs and defendants in the actions styled Del Vecchio v. Laserscope, et al., Case No. 1:06-CV-065047 and Greenwald v. Laserscope, et al., Case No. 1:06-CV-065035, both pending in the Santa Clara County Superior Court (the “Court”), have reached an agreement in principle providing for the settlement of the actions (collectively, the “Actions”) on the terms and subject to the conditions set forth in this Memorandum of Understanding (the “MOU”), subject to Court approval (the “Settlement”):
     WHEREAS, on June 5, 2006, Laserscope (“Laserscope”) announced that its board of directors had unanimously approved an agreement and plan of merger (the “Merger Agreement”), pursuant to which, among other things, American Medical Systems Holdings, Inc. (“AMS”) would acquire the outstanding shares of common stock of Laserscope via a tender offer and subsequent short-form merger for $31.00 per share (the “Acquisition”);
     WHEREAS, on June 7, 2006, plaintiff Del Vecchio commenced an action against Laserscope and its directors (“Defendants”) in the Court, challenging the Merger Agreement on behalf of Laserscope’s common stockholders;
     WHEREAS, on June 7, 2006, plaintiff Greenwald commenced an action against Laserscope and its directors (“Defendants”) in the Court, challenging the Merger Agreement on behalf of Laserscope’s common stockholders;
     WHEREAS, the Actions allege, inter alia, that Defendants breached their fiduciary duties, and/or aided and abetted other Defendants’ breaches of their fiduciary duties by, among other things, failing to disclose all material information to Laserscope’s shareholders in connection with the Acquisition;

     WHEREAS, on June 14, 2006, AMS filed with the Securities and Exchange Commission (the “SEC”) a Schedule TO with respect to the Acquisition and subsequently mailed to Laserscope shareholders an Offer to Purchase in connection with the Acquisition and on the same date Laserscope filed with the SEC and mailed to shareholders a Schedule 14D-9 (the “14D-9”) with respect to the Acquisition (collectively, the “Tender Offer Documents”);
     WHEREAS, after reviewing the Tender Offer Documents, on June 27, 2006, Plaintiffs’ counsel communicated with counsel for Defendants setting forth, inter alia, the terms upon which Plaintiffs would consider a settlement of the Actions (the “Settlement Communication”);
     WHEREAS, following the receipt of the Settlement Communication by counsel for Defendants, the Plaintiffs and Defendants (collectively the “Parties”) engaged in negotiations pursuant to which Defendants agreed to file with the SEC an amended 14D-9 to make supplemental disclosures to Laserscope shareholders, as set forth in ¶1 below;
     WHEREAS, the Parties recognize the substantial time and expense that would be incurred by further litigation in this matter and the uncertainties inherent in any such litigation;
     WHEREAS, the Parties have concluded that their interests would be best served by a settlement of the Actions herein; and
     WHEREAS, Defendants deny all allegations of wrongdoing, fault, liability or damage to Plaintiffs and the putative class, deny that they engaged in any wrongdoing, deny that they committed any violation of law, deny that they acted improperly in any way, believe that they acted properly at all times, and believe the Actions have no merit, but wish to settle the Actions on the terms and conditions stated in this MOU in order to eliminate the burden and expense of further litigation, and to put the Released Claims (defined below) to rest, without in any way acknowledging any wrongdoing, fault, liability or damage to Plaintiffs and the putative class.

     NOW THEREFORE THE PARTIES AGREE TO SETTLE THESE ACTIONS (SUBJECT TO APPROVAL OF THE COURT) ON THE FOLLOWING TERMS:
     1. The Parties agree that as a result of the Actions and negotiations Defendants made supplemental disclosures contained in an Amendment No. 1 to the 14D-9, attached hereto as Exhibit A, which was filed with the SEC on or about July 5, 2006 (the “Amended 14D-9”);
     2. Without admitting any wrongdoing, Defendants acknowledge that the pendency and prosecution of the Actions, and the efforts of the Plaintiffs and Plaintiffs’ counsel, were factors underlying their decision to make the additional disclosures;
     3. Defendants will provide Plaintiffs’ counsel in the Actions with limited confirmatory discovery, including such documents and interviews as may be reasonably requested by Plaintiffs’ counsel at times mutually agreed upon by the Parties to confirm the fairness and adequacy of the Settlement and the disclosures relating to the Acquisition (the “Settlement-Related Proceedings”).
     4. The parties to the Actions will use their best efforts to agree upon, execute and present to the Court within thirty (30) days of the date hereof a formal stipulation of settlement (“Stipulation”) and such other documents as may be necessary and appropriate to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Actions in the manner contemplated herein and by the Stipulation.
     5. Pending the negotiation and execution of the Stipulation, all proceedings in the Actions, except for Settlement-Related Proceedings, shall be stayed, and the Parties shall take such actions as are necessary to accomplish the same. The Stipulation shall provide that all proceedings in the Actions, except for Settlement-Related Proceedings, shall be stayed until the Settlement-Related Proceedings are concluded.

     6. The Stipulation shall include, among other things, the following provisions:
          (a) for the certification as a non-opt out class for settlement purposes of all holders of Laserscope common stock as of June 5, 2006 through and including the date of the closing of the Acquisition, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them (the “Class”). Excluded from the Class are Defendants, members of the immediate family of any individual Defendant, any entity which a Defendant has or had a controlling interest, officers of Laserscope and the legal representatives, agents, executors, heirs, successors or assigns of any such excluded person;
          (b) for the complete discharge, dismissal with prejudice, settlement and release of all claims, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, injunctions, fees, expenses, costs, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, that have been, could have been, or in the future can or might be asserted in the Actions or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or otherwise) by or on behalf of any member of the Class (whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity), against Defendants, AMS, and/or their respective families, parent entities, associates, affiliates or subsidiaries, and each and all of their respective past, present or future officers, directors, stockholders, agents, representatives, employees, attorneys, financial or investment advisors, advisors, consultants, accountants, investment bankers, commercial bankers, trustees, engineers, agents, insurers, co-insurers and reinsurers, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, investors, heirs, executors, personal or legal representatives, estates, administrators, predecessors, successors and assigns(collectively, the “Released Persons”), whether or not any such Released Persons were named, served with process or appeared in the Actions which have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to the allegations, facts, events, Acquisition, matters, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved or set forth in, or referred to or otherwise related to: (i) the Acquisition, the Merger Agreement or any amendment thereto; (ii) the fiduciary obligations of any of the Released Persons in connection with the Acquisition, or any amendment thereto; (iii) the negotiations in connection with the Acquisition, or any amendment or supplement thereto; and (iv) the disclosure obligations of any of the Released Persons in connection with the Acquisition, or any amendment thereto including any allegations of misrepresentations and/or omissions in the Tender Offer Documents and exhibits thereto or any amendment thereto, including the Amended 14D-9 (collectively, the “Settled Claims”); provided however, that the Settled Claims shall not include the right of the Plaintiffs or any members of the Class to enforce in the Court the terms of the Stipulation;
          (c) that the Released Persons release Plaintiffs, members of the Class and their counsel, from all claims arising out of the instituting, prosecution, settlement or resolution of the Actions, provided however, that the Released Persons shall retain the right to enforce in the Court the terms of the Stipulation or this MOU;
          (d) that the Court’s order approving the Settlement and dismissing with prejudice the Actions will permanently bar and enjoin the institution and prosecution by Plaintiffs and any member of the Class of any other action against any Released Party in any court asserting any Settled Claims;

          (e) that Defendants have denied, and continue to deny, that any of them have committed or have threatened to commit any violations of law or breaches of duty to the Plaintiffs, the Class or anyone else;
          (f) that Defendants are entering into the Settlement solely because it will eliminate the uncertainty, distraction, burden and expense of further litigation;
          (g) that the Settlement is subject to the successful completion of the Acquisition, including any amendment thereto;
          (h) that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in future proceedings; and
          (i) that subject to the order of the Court, pending final determination of whether the Settlement should be approved, Plaintiffs and all members of the Class, and any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims, either directly, representatively, derivatively or in any other capacity, against any Released Person.
     7. This MOU shall be null and void and of no force and effect, unless otherwise agreed to by the Parties pursuant to the terms hereof, if: (a) the Settlement does not obtain final Court approval for any reason, provided, however, that failure of the Court to approve the amount of attorneys’ fees provided for in ¶14 shall not void this MOU or the Stipulation; (b) Plaintiffs in the Actions conclude, after obtaining any confirmatory discovery requested and agreed upon, that the Settlement memorialized herein is not fair, adequate, and in the best interests of the Class; or (c) the Acquisition, including any amendment thereto, is not concluded for any other reason. In the event any Party withdraws from the Settlement, this MOU shall not be deemed to prejudice in any way the respective positions of the Parties with respect to the Actions, and neither the existence of this MOU, nor its contents, nor the negotiations leading to it, shall be admissible in evidence or shall be referred to for any purpose in the Actions or in any other litigation or proceeding.

     8. The Stipulation shall provide a statement that: (a) the release contemplated by the Stipulation shall extend to claims that the parties granting the release (the “Releasing Parties”) do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Parties’ decision to enter into the release; (b) the Releasing Parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of §1542 of the California Civil Code; and (c) the Releasing Parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code §1542.
     9. This MOU will be executed by counsel for the Parties to the Actions, each of whom represents and warrants that they have the authority from their client(s) to enter into this MOU and bind their clients thereto, that Plaintiffs are the only holders and owners of their claims and causes of action asserted in the Actions, and that none of Plaintiffs’ claims or causes of action referred to in any complaint in the Actions or this MOU has been assigned, encumbered or in any manner transferred in whole or in part.
     10. This MOU, the Stipulation and the Settlement shall be governed by and construed in accordance with the laws of the State of California, without regard to California’s principles governing choice of law. The Parties agree that any dispute arising out of or relating in any way to this MOU, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court, and the Parties expressly waive any right to demand a jury trial as to any such dispute.

     11. This MOU may be modified or amended only by a writing, signed by all of the Parties hereto, that refers specifically to this MOU.
     12. The provisions contained in this MOU shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Actions, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Actions, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided expressly herein.
     13. Notwithstanding the intention of the Parties to enter into a Stipulation, this MOU shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, agents, executors, heirs, successors and assigns.
     14. Subject to the terms and conditions of this MOU, the terms and conditions of the Stipulation contemplated hereby and subject to final approval of the Settlement and such fees by the Court, Laserscope, on behalf of itself and for the benefit of the other defendants in the Actions and Released Persons, shall pay $275,000 to Plaintiffs’ counsel for their fees and expenses incurred in connection with the Actions. In the event that the Court shall award a lesser amount of fees and expenses to Plaintiffs’ counsel, the remaining terms of the Stipulation shall remain in full force and effect. Laserscope or its successor shall pay the fees and expenses award to Plaintiffs’ counsel in the Actions within five (5) business days of the entry of the Court’s final order approving the Settlement and dismissing the Actions with prejudice. In the event that such order is reversed or modified on appeal, Plaintiffs’ counsel shall refund to Defendants the advanced amount and all interest accrued or accumulated thereon. Except as provided herein, the Released Persons shall bear no other expenses, costs, damages, or fees alleged or incurred by any of the named Plaintiffs, by any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives.

     15. Defendants shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class, with the understanding that notice shall be effected by mail.
     16. This MOU may be executed in any number of actual or telecopied counterparts and by each of the different Parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.
     17. IN WITNESS WHEREOF, the Parties have executed this MOU effective as of the date set forth below.

DATED: July 10, 2006	LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
DARREN J. ROBBINS
RANDALL J. BARON
STEPHEN J. ODDO

/s/ Stephen Oddo

STEPHEN J. ODDO

655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

ADEMI & O’REILLY, LLP
GURI ADEMI
SHPETIM ADEMI
3620 East Layton Avenue
Cudahy, WI 53110
Telephone: 414/482-8000
414/482-8001 (fax)

JOHNSON LAW FIRM, A.P.C.
FRANK J. JOHNSON
BRETT M. WEAVER
402 West Broadway, 27th Floor
San Diego, CA 92101
Telephone: 619/230-0063
619:230-1839 (fax)

CROWLEY DOUGLAS & NORMAN, LLP
RICHARD E. NORMAN
1301 McKinney Street, Suite 3500
Houston, TX 77010-3034
Telephone: 713/651-1771
713/651-1775 (fax)

Attorneys for Plaintiff

DATED: July 10, 2006	ORRICK HERRINGTON & SUTCLIFFE LLP
JAMES KRAMER

/s/ James Kramer

JAMES KRAMER

The Orrick Building
405 Howard Street
San Francisco, CA 94105
Telephone: 415/773-5700
415/773-5759 (fax)

Attorneys for Defendants

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